www.battalionoil.com ⁞ 3505 West Sam Houston Parkway North, Suite 300, Houston, Texas 77043 ⁞ 832.538.0300

March 24, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Battalion Oil Corporation

Request to Withdraw Registration Statements on Form S-3

File No. 333-263707 and File No. 333-259415

Ladies and Gentlemen:

Battalion Oil Corporation, a Delaware corporation (the “Company”), filed Registration Statement No. 333-263707 on September 9, 2021 and File No. 333-259415 on March 18, 2022, each on Form S-3 (each a “Registration Statement”, collectively the “Registration Statements”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Company hereby requests that, effective as of the date first set forth above, the Commission consents to the withdrawal of each Registration Statement.

The Company confirms that no securities have been or will be issued or sold pursuant to the Registration Statements.

It is our understanding that this application for withdrawal of the Registration Statements will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

Please send copies of the written order granting withdrawal of the Registration Statements to the Company’s counsel, Mayer Brown LLP, Attn: William Heller, 700 Louisiana Street, Suite 3400, Houston, Texas, 77002.

If you have any questions regarding this letter, please contact the Company’s legal counsel, William Heller, of Mayer Brown LLP, at (713) 238-2684.

Sincerely,

BATTALION OIL CORPORATION

By:	/s/ Richard H. Little
Richard H. Little
Chief Executive Officer